UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

704723105

(CUSIP Number)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105

1.	Names of Reporting Persons Arboretum Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,859,050 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,859,050 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,859,050 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Arboretum Ventures IV, L.P. (“Arboretum IV LP”), Arboretum Investment Manager IV, LLC (“Arboretum IV GP”), Jan L. Garfinkle (“Garfinkle”), Paul McCreadie (“McCreadie”) and Timothy B. Petersen (“Petersen” and together with Arboretum IV LP, Arboretum IV GP, Garfinkle and McCreadie, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.
(3)	This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Arboretum Investment Manager IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,859,050 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,859,050 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,859,050 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.
(3)	This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Jan L. Garfinkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,859,050 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,859,050 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,859,050 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.
(3)	This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Paul McCreadie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,859,050 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,859,050 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,859,050 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.
(3)	This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Timothy B. Petersen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,859,050 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,859,050 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,859,050 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.
(3)	This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

Item 1.
	(a)	Name of Issuer Pear Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 200 State Street, 13th Floor, Boston, Massachusetts 02109
Item 2.
(a)

Name of Person Filing

Arboretum Ventures IV, L.P. (“Arboretum IV LP”)

Arboretum Investment Manager IV, LLC (“Arboretum IV GP”)

Jan L. Garfinkle (“Garfinkle”)

Paul McCreadie (“McCreadie”)

Timothy B. Petersen (“Petersen”)

	(b)	Address of Principal Business Office or, if none, Residence c/o Arboretum Ventures Market Place Building 303 Detroit Street, Suite 301 Ann Arbor, MI 48104
	(c)	Citizenship Entities:	Arboretum IV LP - Delaware, United States of America Arboretum IV GP - Delaware, United States of America
		Individuals:	Garfinkle - United States of America McCreadie - United States of America Petersen - United States of America
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 704723105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Arboretum IV LP	10,859,050	0	10,859,050	0	10,859,050	10,859,050	7.9%
Arboretum IV GP (1)	0	0	10,859,050	0	10,859,050	10,859,050	7.9%
Garfinkle (1)	0	0	10,859,050	0	10,859,050	10,859,050	7.9%
McCreadie (1)	0	0	10,859,050	0	10,859,050	10,859,050	7.9%
Petersen (1)	0	0	10,859,050	0	10,859,050	10,859,050	7.9%

(1)   These shares are held by Arboretum IV LP. Arboretum IV GP serves as the sole general partner of Arboretum IV LP and owns no securities of the Issuer directly. Garfinkle, McCreadie and Petersen are managing directors of IV LLC and share voting and dispositive power over the shares held by Arboretum IV LP.

(2)   This calculation is based on 137,799,218 shares of Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

Arboretum Ventures IV, L.P.

By:	Arboretum Investment Manager IV, LLC
its	General Partner

By:	/s/ Jan L. Garfinkle
Name: Jan L. Garfinkle
Title: Managing Director

Arboretum Investment Manager IV, LLC

By:	/s/ Jan L. Garfinkle
Name: Jan L. Garfinkle
Title: Managing Director

/s/ Jan L. Garfinkle
Jan L. Garfinkle

/s/ Paul McCreadie
Paul McCreadie

/s/ Timothy B. Petersen
Timothy B. Petersen

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Pear Therapeutics, Inc. is filed on behalf of each of us.

Dated: December 13, 2021

Arboretum Ventures IV, L.P.

By:	Arboretum Investment Manager IV, LLC
its	General Partner

By:	/s/ Jan L. Garfinkle
Name: Jan L. Garfinkle
Title: Managing Director

Arboretum Investment Manager IV, LLC

By:	/s/ Jan L. Garfinkle
Name: Jan L. Garfinkle
Title: Managing Director

/s/ Jan L. Garfinkle
Jan L. Garfinkle

/s/ Paul McCreadie
Paul McCreadie

/s/ Timothy B. Petersen
Timothy B. Petersen